UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 68614/January 10, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15138

In the Matter of	:	
	:	
HEARME,	:	
HERATSI PHARMACEUTICALS, INC.,	:	ORDER MAKING FINDINGS AND
HISTORIC HOUSING FOR SENIORS	:	REVOKING REGISTRATIONS
LIMITED PARTNERSHIP,	:	BY DEFAULT
HISTORIC HOUSING FOR SENIORS II	:	
LIMITED PARTNERSHIP,	:	
HISTORIC HOUSING FOR SENIORS III	:	
LIMITED PARTNERSHIP,	:	
HOMESMART.COM, INC. (a/k/a SMART	:	
TRUCK SYSTEMS, INC.), and	:	
HOUSE2HOME, INC.	:	

SUMMARY

This Order revokes the registrations of the registered securities of HearMe, Heratsi Pharmaceuticals, Inc., Historic Housing for Seniors Limited Partnership, Historic Housing for Seniors II Limited Partnership, Historic Housing for Seniors III Limited Partnership, Homesmart.Com, Inc. (a/k/a Smart Truck Systems, Inc.), and House2Home, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on December 18, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by December 21, 2012.[1]

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

HearMe (CIK No. 1078693)[2] is a dissolved Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). HearMe is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010.

Heratsi Pharmaceuticals, Inc. (CIK No. 1363555), is a void Delaware corporation located in Foothill Ranch, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A[3] for the period ended September 30, 2007, which reported a net loss of $27,026 for the prior nine months.

Historic Housing for Seniors Limited Partnership (CIK No. 820199) is a void Delaware corporation located in Berkeley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of over $1.6 million for the prior nine months.

Historic Housing for Seniors II Limited Partnership (CIK No. 835413) is a void Delaware corporation located in Berkeley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of over $3.8 million for the prior nine months.

Historic Housing for Seniors III Limited Partnership (CIK No. 850961) is a void Delaware corporation located in Berkeley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

the period ended September 30, 1993, which reported a net loss of over $2.26 million for the prior nine months.

Homesmart.Com, Inc. (a/k/a Smart Truck Systems, Inc.) (CIK No. 1122106), is a dissolved Colorado corporation located in Cameron Park, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on August 29, 2000, which reported a net loss of over $1.4 million for the year ended December 31, 1999.

House2Home, Inc. (CIK No. 850316), is a void Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 27, 2001, which reported a net loss of over $187 million for the prior thirty-nine weeks. On November 7, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was terminated March 30, 2006.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent,

careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of HearMe is REVOKED;

the REGISTRATION of the registered securities of Heratsi Pharmaceuticals, Inc., is REVOKED;

the REGISTRATION of the registered securities of Historic Housing for Seniors Limited Partnership is REVOKED;

the REGISTRATION of the registered securities of Historic Housing for Seniors II Limited Partnership is REVOKED;

the REGISTRATION of the registered securities of Historic Housing for Seniors III Limited Partnership is REVOKED;

the REGISTRATION of the registered securities of Homesmart.Com, Inc. (a/k/a Smart Truck Systems, Inc.), is REVOKED; and

the REGISTRATION of the registered securities of House2Home, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge